02016654

P.E. 1/31/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

FEB 19 2002
143

For the month of January, 2002

California Exploration Ltd. ***(formerly QDM Ventures Ltd.)***
(Translation of registrant's name into English)

PROCESSED
MAR 01 2002
THOMSON
FINANCIAL

0-30920
(File Number)

1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✔ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ✔

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

California Exploration Ltd.
(Registrant)

Date January 21, 2002

By *Nick DeMare*
Nick DeMare,
Assistant Corporate Secretary
(Signature)*

*Print the name and title of the signing officer under his signature.

F:\Arabella\CAX\Form 6Ks\FORM 6-K Conformed.wpd

BC FORM 53-901F

(FORM 27)

Securities Act

MATERIAL CHANGE REPORT

Section 85(1) of the *Securities Act*, British Columbia (the "British Columbia Act")
Section 118(1) of the *Securities Act*, Alberta (the "Alberta Act")

1. Reporting Issuer

The full name of the Issuer is California Exploration Ltd. (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

#1305 - 1090 West Georgia Street
Vancouver, BC
V6E 3V7
Phone: (604) 685-9316

2. Date of Material Change

January 14, 2002

3. Press Release

The press release was released on January 15, 2002 through various approved public media and filed with the Canadian Venture Exchange and the British Columbia and Alberta Securities Commissions.

4. Summary of Material Change(s)

Acquisition of Optimal Power Systems Ltd. of Edmonton, Alberta.

5. Full Description of Material Change

The Company has, effective as of January 14, 2002, reached an agreement in principle to acquire all the issued and outstanding shares of Optimal Power Systems Ltd. ("Optimal Power") of Edmonton, Alberta.

Optimal Power was established in August 2001 and is a start up operation with limited operations to date. Using a turnkey Artificial Intelligence Internet based system called **Power+**, Optimal Power's core business is the optimization of oil & gas and power energy resources primarily by optimizing systems and selling power to the Electric power grid in deregulated markets. At this time a name change is being contemplated, the new name is anticipated to be Optimal Energy Systems.

Optimal Power's exclusive **POWER+ System** is a leading edge turn-key solution that utilizes proprietary Artificial Intelligence technology which monitors, controls and optimizes the mechanical, electrical, environmental and economic functions of power generation and oil and gas well site equipment. "The combination of four important trends – electrical industry deregulation, increasing system capacity needs, e-commerce and technological advancements are concurrently laying the groundwork for the widespread growth of Distributed Power Generation" states Craig Clydesdale, CEO of Optimal Power "specifically within the United States and Western Canada".

The same forces described above are driving an increasing shift, and it's helping to excel the Distributed Power Generation market from an emerging and fragmented market, to create viable opportunities with a much larger available market. The **POWER+ System** has the potential to unleash and increase value of the Distributed Power Market. "Initial sales have shown that opportunities for **POWER+** exist in markets from native reserves to casinos to producing or stranded well sites" claims Willie Pless, Optimal Power's Business Development Manager. California Exploration will be able to leverage and integrate this new relationship with Optimal Power Systems into its current operations, specifically in the prolific energy producing basins of California.

Under the terms of the agreement the Company proposes to issue up to 4,800,000 common shares. The 4,800,000 shares will only be issued to the shareholders of Optimal Power as gross revenues are generated from the implementation of its business plan. No shares will be issued until $4 million in revenues are generated, at which time 800,000 common shares will be issued. An additional 800,000 common shares will be issued when a total $8 million in cumulative revenues are generated and thereafter an additional 800,000 shares for each additional $5 million in revenues, until all 4.8 million shares are issued.

Optimal Power is owned by Mr. Craig Clydesdale of Edmonton, Alberta and Eyekon Technologies Ltd., a private Alberta company controlled by Mr. Rob Lowry, of Edmonton, Alberta. Mr. Clydesdale owns 30% and Eyekon owns 70% of Optimal Power.

Eyekon's INTUITION technologies are setting new standards in controlling and optimizing software and hardware based systems. INTUITION uses advanced mathematical techniques previously unavailable to industry for multi-objective problem solving, giving its users the ability to set regulations on how the system should respond to given circumstances thus, allowing the system to think for itself. This eliminates guesswork and allows for real time process optimization. The system and its components have shown great success in other industries applications such as engineering design and optimization.

On completion of the acquisition Mr. Rob Lowry will be appointed to the Board. Mr. Lowry's business experience lies in the private and public arenas both from startup to large corporate environments. His experience includes successful mergers and acquisitions, venture financings as well as many other elements of business operations. Mr. Lowry is currently the CEO of Eyekon Technologies and acts as a business consultant to other ventures on an ongoing basis.

In conjunction with this acquisition existing principals of the Company will transfer, on closing, 1,600,000 previously issued escrow shares to the shareholders of Optimal Power on a pro rata basis. Closing of the transaction is subject to normal conditions precedent, being approval of all transactions by regulatory authorities, shareholder approvals and completion of due diligence review.

The Company has agreed to advance, as a loan, $100,000 to Optimal Power. Security for the loan will be all of the current outstanding shares of Optimal Power.

The Company, its directors, officers and principal shareholders are at arms-length to Optimal Power.

At this time a sponsor has not been retained although discussions are ongoing with respect to retaining a sponsor.

Completion of the transaction is subject to a number of conditions, including but not limited to, Exchange acceptance and disinterested shareholder approval. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the Management Information Circular to be prepared in connection with the transaction, any information released or received with respect to the transaction may not be accurate or complete and should not be relied upon. Trading in the securities of California Exploration Ltd. should be considered highly speculative.

6. Reliance on Section 85(2) of the British Columbia Act and Section 118(2) of the Alberta Act.

Not Applicable

7. Omitted Information

Not Applicable

8. Officer

The following officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Nick DeMare
Assistant Corporate Secretary
Phone: (604) 685-9316

9. Statement of Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 21st day of January, 2002.

"Nick DeMare"
Nick DeMare,
Assistant Corporate Secretary